UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

Gold Hill Resources, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0492010
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3751 Seneca Ave., Pahrump, NV 89048

(Address of Principal Executive Offices and Zip Code)

(775)-751-6931

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

February 3, 2014

Gold Hill Resources, Inc.

3751 Seneca Ave., Pahrump, NV 89048

(775)-751-6931

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

February 3, 2014

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Gold Hill Resources, Inc., a Nevada corporation (“we” or “our”) at the close of business on February 3, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about February 3, 2014.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.

VOTING SECURITIES

As of February 3, 2014, we had 18,285,954 shares of common stock, par value $0.001 per share, issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

Mr. Stoppenhagen, our sole director and Chief Financial Officer has indicated his desire to resign all of his positions with Gold Hill Resources, Inc. and its subsidiaries. Subject to applicable regulatory requirements, including the preparation, filing and distribution to our stockholders of this Schedule 14(f)-1, Wayne Good will become our sole director and Chief Financial Officer, Treasurer and Secretary and Eric Stoppenhagen shall resign all of his positions. Additional information concerning Wayne Good is included in this Schedule 14(f)-1.

Our Board has approved the appointment

BUSINESS OF GOLD HILL RESOURCES, INC.

Gold Hill Resources, Inc. (the “Company”) was incorporated under the laws of the State of Nevada on March 2, 2001. On June 13, 2013, we completed a reverse merger with Accurate Locators, Inc. (the “Merger”) Prior to June 13, 2013, the completion date of the Merger, we were a public “shell” company with nominal assets.  As a result of the Merger, we are solely engaged in Accurate Locators’ business.  With respect to this discussion, the terms “we,” “us,” “our” and “our company” refer to Gold Hill Resources, Inc., a Nevada corporation and its wholly-owned subsidiaries Accurate Locators, Inc., an Oregon corporation incorporated on October 20, 1997 and Imaging Locators, Inc., a Nevada corporation incorporated on June 28, 2004.

Gold Hill Resources, Inc. is engaged in the mining and mineral detection technology via our wholly owned subsidiary Accurate Locators, Inc. Utilizing our evolving technology in metal detection products, we plan to identify potential acquisition and partnership opportunities within the precious metals mining sector in addition to the core business of Accurate Locators manufacturing and distribution business of metal detection products and systems.

Accurate Locators is a leading all-purpose manufacturer of high end metal detector and a value added reseller of lower end metal detectors from Fischer, Garrett, Minelab and Whites. Accurate Locators has been providing several industry benchmark metal detectors for treasure hunting, gold and royal metal prospecting, forensic and military applications and also for locating under-ground utilities. The products have been used by mining operators, treasure hunters and various sectors of the US Government, including the military branches. Our client list includes the following: Westinghouse, Bureau of Land Management, Bechtel, Graybar, General Services Administration (GSA) and U.S. Army, Navy and Marines. We are not dependent on one or a few major customers. Additionally, we do not have any contracts or agreement with any parties noted in the client list.

High-end assemblies are completed at Accurate Locators offices and warehouse located at 1383 2nd Avenue, Gold Hill OR 97525. These high-end assemblies are systems and detectors owned and developed exclusively by Accurate Locators. We also sell low-end hand-held detectors (hobbyists) which are manufactured by other metal detection companies, such as Whites, Garrett, Bounty Hunter and Tesoro. We are a value added reseller of these low-end units.

We outsource our product development using several key engineering partners with regards to the software coding and product development. Their work and finished components are manufactured by these engineering partners and then shipped to our facilities for final assembly. These components are outsourced and made by our partners exclusively for Accurate Locators in order to assemble our OEM products.

We are engaged in several research and development projects; we are evolving our current ground penetrating radar, induced polarization, pulse induction and other metal detection systems. We filed our first provisional patent on our blanket antenna technology on November 12, 2012. We also plan to file several additional patents in the next twelve months; which will further enhance and protect our intellectual property portfolio and greatly improve on our detection systems capabilities, thus positioning the Company to capture greater market share in the geophysics sector.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding our executive officer and director prior to the change of control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

Name	Age	Position
Wayne Good (1)	67	Chief Executive Officer

Jason Lieber	45	President

Eric Stoppenhagen (2)	40	Director and Chief Financial Officer,

Wayne Good, CEO

Mr. Good is the founder of Accurate Locators and worked with the Company since 1992. Mr. Good was appointed as Chief Executive Officer on June 13, 2013. He is a pioneer and industry thought leader in the research, development and marketing of mining and underground detection equipment. Mr. Good is responsible for spear heading the continued vision and development of the Company’s mineral detection technology. He brings a wealth of mining detection experience to Gold Hill Resources. During his leadership of Accurate Locators, Mr. Good was responsible for developing new mining detection products and a 25,000 person database that represents approximately 5,000 past and current customers and approximately 15,000 potential customers. The potential customers have been accumulated from call-in inquiries.

Jason Lieber, President

Mr. Lieber was appointed as the Company’s President, to serve in such capacities until his successors are duly appointed. As President, Mr. Lieber will oversee the execution of the Company’s business plan. He will be responsible for leading the technology initiatives regarding the evolvement of ground penetrating radar, 3-D imaging and underground detection for commercial and military applications. Mr. Lieber will report to the Company’s Board of Directors. Prior to his appointment as President, Jason Lieber was the Vice President of Imaging Locators.  He managed all aspects of training and demonstrations of the Accurate Locators metal detection product lines. He also played a very pivotal and active role in sales and marketing of Accurate’s products as well. He has a vast knowledge and understanding of mining detection equipment and how it can be leveraged by utility locators, treasure hunters and mining exploration businesses in order to optimize their return on investment. Jason has over 30 years of experience programming in Visual Basic, Basic and SQL, as well as A+ Certified hardware assembly, repair and troubleshooting experience. He designed scalable front and back end databases for the financial and land title industries.  He is proficient in Lean, Agile and Six Sigma workflow analysis and managed Sarbanes-Oxley compliance for his division at LandAmerica Default Services. Jason has worked for Accurate Locators for six years, helping launch several new products and developing inside and outside sales network strategies. He has BA from San Francisco State University.

Eric Stoppenhagen, Director and CFO

Mr. Stoppenhagen has served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of the Company since January 30, 2011. Mr. Stoppenhagen, through his consulting company Venor, Inc., provides financial and management services from small to medium-sized companies that either are public or desire to become public. Additionally, he maintains nonoperating blank check companies that are searching for reverse merger candidates. He provides temporary CFO services to these companies, which includes transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including the following engagements. June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment.Trestle Holdings – Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations. Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal, and accounting. In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes. At such time the Board of Directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found. His sole compensation was consulting fees. He maintained no equity interest. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2006 to 2009, the company was a blank check company. 2006 to 2010 Bioimagene – non public – he worked as consultant on sales projects and for their sales distributor. Not involved with management or financial matters. Sept 2007 to March 2010 - Atheronova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc. Trist Holdings – In 2007, due to the downturn in the real estate market it was no longer economical to pursue the current business. In September 2007, the Board of Directors asked Mr.

Stoppenhagen to maintain the public filings after the spinoff of the assets and liabilities. Mr. Stoppenhagen received only consulting fees. He had no equity interest in the entity. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2007 to 2010, the company was a blank check company. Dec 2007 to Present – Myskin, Inc. –Advanced Skin Care business owned by Mr. Stoppenhagen’s former spouse. He was a consultant to the company providing accounting and finance services. No ownership. The company is not a blank check company. Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Consultant to the company providing accounting and finance services. No ownership. The company was a blank check company from 2008 to present. Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 – He was a consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2009 to 2010, the company was a blank check company.2009 to Present Amasys Corporation Consultant to the company providing accounting and finance services. No ownership. The company is a blank check company. April 2009 Getfugu, Inc. f/k/a Madero, Inc. CFO for approximately 3 weeks. Resigned. No ownership. The company was not a blank check company during Mr. Stoppenhagen’s involvement. June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation Current CFO and director. Approximately 1% owner. The company was a blank check company prior to Mr. Stoppenhagen’s involvement. February 2010 to March 2013 GrowLife, Inc. f/k/a Phototron Holdings f/k/a Catalyst Lighting Group, Inc. Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. The company was a blank check company until 2011. April 2010 to March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. CFO (resigned March 15, 2011). Ownership 700,000 shares and 1,750,000 options with strike price at $.40. The company was a blank check company prior to Mr. Stoppenhagen’s involvement. July 2010 to March 2011 Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011. The company was not a blank check company. October 2010 to Present DigiPath, Inc. – Started the company as a digital pathology consulting company. Not blank check. Mr. Stoppenhagen owns approximately 94% of the company. Gold Hill Resources, Inc. – purchased controlling interest in January 2011. From December 2012 to June 2013, Saleen Automotive, Inc. f/k/a W270, Inc. served as director, president and treasurer.

CORPORATE GOVERNANCE

PRIOR TO THE CHANGE IN CONTROL

Director Independence

Our Board currently consists of one member, Eric Stoppenhagen, who also serves as our Chief Financial officer. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically. Mr. Stoppenhagen is not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under Securities and Exchange Commission (“SEC”) rules and are therefore not required to have separate committees comprised of independent directors.

Our Board does not have a nominations committee because our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board, followed by our Board’s review of the candidates’ resumes and interviews of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Our Board does not have an audit committee. Currently, our entire Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. Our Board does not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The sole member of our Board is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication. Accordingly, the sole member of our Board has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Our Board does not have a compensation committee. We are currently a shell company with nominal assets, no employees and no active business operations. Our business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, we have no formal compensation program for our executive officers, directors or employees.

Stockholder Communications

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board followed by our Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

We do not have any restrictions on stockholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. Our Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to our Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to our Board’s attention by our sole officer, Eric Stoppenhagen.

Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

-	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
-	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

-	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
-	found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law

Code of Ethics

Due to the limited scope of our current operations, we have not adopted a corporate code of ethics that applies to our executive officers and director.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended October 31, 2013. Such actions by the written consent of all directors are, according to Nevada corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held. Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract. No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

We have no policy with regard to attendance by members of our Board at annual meetings of our security holders. We did not hold an annual meeting of security holders during our last fiscal year.

RELATED PERSON TRANSACTIONS

Our Company and Mr. Stoppenhagen entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which we engaged Mr. Stoppenhagen to provide financial duties required to maintain a publicly reporting status and services of a shell as our interim sole director and officer. Mr. Stoppenhagen receives a monthly fee of $4,000 either paid in advance or accrued on the 1st day of the quarter as consideration of these services described above, and receives additional fees for services beyond the duties described above.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, Mr. Stoppenhagen will resign and the persons discussed below will be appointed as our new director. Our sole director will be Wayne Good following the effectiveness of this Schedule 14(f)-1.

Officers will be elected by our Board and their terms of office are at the discretion of our Board. Based on information provided by Wayne Good, Wayne Good is Jason Lieber’s uncle.

Name	Age	Position
Wayne Good (1)	69	Director, Chief Executive Officer, Chief Executive Officer and Secretary

Jason Lieber	45	President

Wayne Good, CEO

Mr. Good is the founder of Accurate Locators and worked with the Company since 1992. Mr. Good was appointed as Chief Executive Officer on June 13, 2013. He is a pioneer and industry thought leader in the research, development and marketing of mining and underground detection equipment. Mr. Good is responsible for spear heading the continued vision and development of the Company’s mineral detection technology. He brings a wealth of mining detection experience to Gold Hill Resources. During his leadership of Accurate Locators, Mr. Good was responsible for developing new mining detection products and a 25,000 person database that represents approximately 5,000 past and current customers and approximately 15,000 potential customers. The potential customers have been accumulated from call-in inquiries.

Jason Lieber, President

Mr. Lieber was appointed as the Company’s President, to serve in such capacities until his successors are duly appointed. As President, Mr. Lieber will oversee the execution of the Company’s business plan. He will be responsible for leading the technology initiatives regarding the evolvement of ground penetrating radar, 3-D imaging and underground detection for commercial and military applications. Mr. Lieber will report to the Company’s Board of Directors. Prior to his appointment as President, Jason Lieber was the Vice President of Imaging Locators.  He managed all aspects of training and demonstrations of the Accurate Locators metal detection product lines. He also played a very pivotal and active role in sales and marketing of Accurate’s products as well. He has a vast knowledge and understanding of mining detection equipment and how it can be leveraged by utility locators, treasure hunters and mining exploration businesses in order to optimize their return on investment. Jason has over 30 years of experience programming in Visual Basic, Basic and SQL, as well as A+ Certified hardware assembly, repair and troubleshooting experience. He designed scalable front and back end databases for the financial and land title industries.  He is proficient in Lean, Agile and Six Sigma workflow analysis and managed Sarbanes-Oxley compliance for his division at LandAmerica Default Services. Jason has worked for Accurate Locators for six years, helping launch several new products and developing inside and outside sales network strategies. He has BA from San Francisco State University.

Messrs. Good and Lieber are not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

RELATED PERSON TRANSACTIONS

On June 13, 2013, the Company entered into a two year employment agreement with Wayne Good, our CEO (“Good Agreement”). Under the Good Agreement, Mr. Good will be compensated $120,000 per year for his services. He is eligible for a bonus under a plan that has yet to be determined.

As of October 31, 2013, Accurate Locators owed $66,357, respectively, to Mr. Good. Such advances carried no interest, were unsecured, and due on demand.

 Accurate Locators leases its facilities from Wayne Good, our Chief Executive Officer and shareholder on a year to year basis. The total rent expense for the year ended October 31, 2013 and 2012 was $28,200 and $30,000, respectively.

As a result of the Merger, Mr. Good our CEO and sole officer of Accurate Locators prior to the Merger received 8,180,000 shares of our common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended March 31, 2013, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except that each of W-Net, Verdad and Eric Stoppenhagen failed to timely file a Form 3 reporting one transaction.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 3, 2014 by (i) each of our directors and the executive officers, (ii) all directors and executive officers as a group and (iii) each person who beneficially owns more than 5% of all outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 3, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more shareholders named below is c/o GOLD HILL RESOURCES, Inc., 3751 Seneca Ave., Pahrump, NV 89048.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Directors and Officers
Wayne Good	7,980,000	45.06%
Jason Lieber	100,000	0.55%
Eric Stoppenhagen	349,000	1.91%
All Directors and Officers as a Group (3 individual)	8,429,000	47.52%

(1)	Eric Stoppenhagen has voting and investment control over the securities owned by Verdad Telecom, Inc. and therefore Eric Stoppenhagen may be deemed a beneficial owner of the 349,000 shares of common stock owned by Verdad Telecom, Inc.

(2)	Percentages are based on 18,285,954 common shares issued and outstanding as of February 3, 2014.

Except as set forth herein, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

EXECUTIVE COMPENSATION

The following table sets forth information on the remuneration of our chief executive officer and our four most highly compensated executive officers who served as executive officers at the end of October 31, 2013 and earned in excess of $100,000 per annum during any part of our last two fiscal years:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Other Annual Compensation (e)	Total Compensation

Eric Stoppenhagen, (1) Former President Chief Financial Officer, Secretary, and Director	2012 2013	$48,000 $48,000	$0 $0	$0 $66,250	$48,000 $114,250
Wayne Good, (2) Chief Executive Officer	2012 2013	$119,625 $0	$0 $0	$0 $0	$119,625 $0

Footnote:

(1) On January 31, 2011, the Company and Mr. Stoppenhagen entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which the Company engaged Mr. Stoppenhagen to serve as the Company’s interim sole director and officer. Mr. Stoppenhagen receives a monthly fee of $4,000 in consideration of the services described above. In the event the Consultant is requested to perform services outside the scope of being director, the Consultant shall be paid at a rate of $250 per hour which would include services for accounting, edgar, xbrl and other legal work.

(2) Amounts presented represent amounts paid by Accurate Locators

Option Grants

We did not grant options to our executive officers during 2013 or 2012.

Accurate Locators did not grant options to its executive officers during 2013 and 2012.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

We had no options outstanding as of October 31, 2013.

Accurate Locators had no options outstanding as of October 31, 2013.

Employment Contracts

On June 13, 2013, the Company entered into a two year employment agreement with Wayne Good, our CEO (“Good Agreement”). Under the Good Agreement, Mr. Good will be compensated $120,000 per year for his services. He is eligible for a bonus under a plan that has yet to be determined. Upon a termination of the Good Agreement, the Company shall pay the Good: (1) any unpaid Base Compensation due for periods prior to the date of Good's termination, (2) any earned and unpaid bonus for the fiscal year prior to the fiscal year of Good 's termination, and (3) a fair and equitable severance package which shall not unreasonably be withheld to the Good. Such severance pay package will be negotiated between Good and the President and CEO and approved by the Board of Directors with such approval not being unreasonably withheld.

Indemnification of Directors and Executive Officers and Limitation of Liability

We are a Nevada corporation.  The Nevada General Corporation Law and certain provisions of our certificate of incorporation, as amended, and bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our certificate of incorporation, as amended, bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful.  Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action.  In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable for negligence or misconduct.

 Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors.  The statutory provision cited above also grants us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

We do not have any indemnification agreements with any of our directors or executive officers.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Outstanding Equity Awards at Fiscal Year-end

None.

Compensation of Directors

During the fiscal years ended October 31, 2013 and 2012, we did not pay our directors compensation for their services as directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD HILL RESOURCES, Inc.

By: /s/ Eric Stoppenhagen

Name: Eric Stoppenhagen

Title: Chief Financial Officer

Dated: February 3, 2014